1200 Riverplace Boulevard • Jacksonville, Florida 32207 • (904) 346-1500 • (904) 346-1585 Facsimile

January 5, 2009	VIA EDGAR FILING

Mail Stop 3561

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-9303

Attention:	Mr. John Reynolds
Mr. Louis Rambo
Ms. Pamela Howell

Re:	Stein Mart, Inc. (the “Company”)
Form 10-K
File No. 000-20052

Ladies and Gentlemen:

This letter is in response to your comment letter dated December 12, 2008. Your comments are reproduced below in bold italics, followed by our response.

Form 10-K filed April 17, 2008

Schedule 14A

Compensation Discussion and Analysis, page 7

1.	We note your disclosure that your short term and long term incentive plans are tied to various earnings per share performance targets. Please confirm that in future filings you will disclose the specific performance targets used to determine incentive amounts, or provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General Statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Securities and Exchange Commission

January 5, 2009

As explained below, the Company believes that the ranges of earnings per share (“EPS”) performance targets, as adjusted for extraordinary and non-recurring items, under our short and long-term incentive plans are not currently material to investors and, therefore, are not required to be disclosed. Additionally, the forward-looking performance targets under our one-year short-term incentive plan and our three-year long-term incentive plan constitute confidential commercial and financial information that, if disclosed, would cause substantial competitive harm to the Company.

Materiality of the Information:

The Company’s EPS targets are based on the Company operating at a profit. The Company believes that disclosure of specific EPS targets for its executives is not material for compensation in years such as 2007, when the Company had a net loss. We do not believe that a reasonable investor would consider specific ranges of EPS targets for specific levels of bonuses material to evaluating the compensation of our named executive officers when these officers do not receive any bonuses, as in 2007.

Competitive Harm:

Commercial and Financial Information:

The Company has historically not included specific EPS targets in its filings related to its short and long-term incentive compensation plans, due to the risk of competitive harm if such targets are disclosed. Our Compensation Committee and Board of Directors meet annually to approve a business plan and to set the EPS goals for the current fiscal year and the next two years. The EPS targets are derived from internal analyses and projections of the Company’s performance and reflect the Company’s business strategy for the coming three fiscal years. With respect to the short-term incentive compensation plan, the Company uses “Commencement” and “Maximum Level” percentage levels to tie performance to a specific bonus amount with “Threshold,” “Target” and “Superior” performance levels set in-between these high and low thresholds. With respect to the long-term incentive compensation plan, the Company sets the EPS targets to measure employee performance using “Threshold,” “Target” and “Superior” percentage levels to tie performance to a specific bonus amount. In addition to EPS targets, the Company also considers the achievement of specific performance goals for individual business units of the Company and individual performance goals that are unique to different officers.

The EPS target along with performance goals for business units and individuals are developed strictly for internal planning purposes and are not disclosed publicly by the Company. The Company considers these internal targets for purposes of employee performance measures, and the factors that go into the calculation of such targets, to be its confidential, proprietary information. The Company believes that public disclosure of these internal targets (the “Confidential Information”) would substantially harm the Company’s competitive position.

Securities and Exchange Commission

January 5, 2009

Freedom of Information Act:

The Commission has set forth the procedures and standards under which it will consider a request for confidential treatment in Rule 24b-2 and 17 C.F.R. § 200.80. A request for confidential treatment must specify the particular exemption from the Freedom of Information Act (“Information Act”) providing the grounds upon which it relies. Among other items, the Information Act exempts from its public disclosure requirements “trade secrets or commercial or financial information obtained from a person and privileged or confidential” which otherwise public agencies must make available to the public (5 U.S.C. § 552(b)(4) (“Exemption 4”)). The Company believes that the Confidential Information fits within the three prong test under Exemption 4 because it is: (1) trade secrets or commercial or financial information, (2) obtained from a person, and (3) privileged or confidential. See, Public Citizen Health Research Group v. Food & Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983) (“Public Citizen”).

a. Commercial or Financial Information. As stated in Public Citizen Health Research Group, the D.C. Circuit Court has “consistently held that the terms ‘commercial’ and ‘financial’ in Exemption 4 should be given their ordinary meanings.” Id. at 1290. Information is “commercial” if it relates to commerce or has been compiled in pursuit of profit. See, American Airlines, Inc. v. National Mediation Board, 588 F.2d 863 (2d Cir. 1978); Public Citizen. Examples of commercial or financial information include, among other things, pricing arrangements, development fees, license terms and fees, royalties, warranty provisions, engineering support agreements and other commercial details.

b. Privileged or Confidential. The last prong of the test for confidentiality under Exemption 4 requires that the Confidential Information be privileged or confidential. When, as here, information is required to be disclosed to the Government, information is “confidential” for purposes of Exemption 4 if such disclosure would be likely either (1) to impair the Government’s ability to obtain necessary information in the future or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained. McDonnell Douglas Corp., 180 F.3d at 305; National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). To satisfy the second prong of this test, evidence revealing actual competition and the likelihood of substantial competitive injury is sufficient to demonstrate the need for confidentiality. Public Citizen, 704 F.2d at 1291; Allnet Communication Services, Inc. v. Federal Communications Commission, 800 F. Supp 984, 988 (D.D.C. 1992).

Analysis:

The Company believes that the Confidential Information would fall within the standards for granting confidential treatment because:

a. the Confidential Information clearly constitutes “commercial or financial information” of the Company, since it was developed in connection with establishing compensation levels for employees and derived from internal analyses and projections of the Company’s performance; and

Securities and Exchange Commission

January 5, 2009

b. release of the Confidential Information would be likely to cause substantial harm to the Company’s competitive position.

The Company does not provide specific guidance on financial measures, such as EPS, in order to avoid creating unrealistic expectations in our shareholders and other potential investors. We are a geographically diverse national retailer offering the fashion merchandise, service and presentation of a better department or specialty store at prices competitive with off-price retail chains. Disclosure of EPS targets, along with specific information about other business units or individual performance goals, such as inventory turn-over rates, gross margins or store openings or closings, would provide our competitors with valuable insight into our business strategy. The Confidential Information reflects projections developed from broad-based Company sales and marketing data which is available to us well before becoming available to our competitors. Those projections are used by us in making marketing, pricing and discounting decisions, among many others, are based on the Company’s internal analyses and projections of our performance and reflect the Company’s business strategy. If our competitors learned of the Confidential Information, we would lose our competitive advantage in making adjustments to our business plans to deal with retail trends which would be apparent to anyone in possession of the Confidential Information. For these reasons, the Company believes that it should not be required to disclose numerical information about performance targets in our proxy statement.

The Company is cognizant of the requirement to provide disclosure in its Securities Exchange Act of 1934 filings of known trends and uncertainties, including some types of information described above. However, the Company believes that public disclosure of specific, internally-developed financial performance targets such as EPS for the three-year performance period under our long-term incentive plan is forward-looking information that it is not required to release to the public. The Company has opted not to disclose to the public the Confidential Information for a number of strategic reasons, including the risk that such disclosure would provide our competitors with undue insight into the Company’s plans and expectations and thereby harm the Company’s competitive position.

Additionally, the Company believes that a requirement to effectively be forced to provide earnings guidance in the form of disclosure of employee performance targets for EPS would force management to change the way it manages the Company and communicates with investors. Alternatively, if disclosure of these targets were to be required, the Company may need to consider linking compensation to targets that would not be as potentially harmful in the event of public disclosure. These effects would likely result in harm to the Company and its competitive position because they would require the Company to set compensation goals that are not necessarily the most effective goals for advancing the Company’s business strategy.

Securities and Exchange Commission

January 5, 2009

Degree of Difficulty Disclosures:

As required by Instruction 4 to Item 402(b) of Regulation S-K, the Compensation, Discussion & Analysis contained in our definitive proxy statement filed on April 24, 2008, contains the following disclosures about the degree of difficulty in achieving the EPS targets:

“The Company has historically established challenging performance goals. For example, Company EPS results were below Threshold levels in both 2006 and 2007, resulting in no annual incentives being earned for awards tied to corporate performance. In addition, the Company’s poor performance over the last two years has resulted in a very low probability that any previously granted Performance Shares would be earned. The Committee believes that Target performance levels established for 2008 annual cash incentive and Performance Share grants are both challenging and realistic. The Committee acknowledged that 2008 would be a very difficult and unpredictable year for the retail industry. Accordingly, for the 2008 Short-Term Incentive Compensation, the Committee set a Commencement Level for bonuses which it expected the Company to have at least an 85% chance of achieving and a Maximum Level which the Committee expected the Company to have only a 15% or less chance of achieving. The Commencement and Maximum Levels are only applicable to the 2008 Short-Term Incentive Compensation program. The Committee also set the Threshold, Target and Superior intermediate levels for the Short-Term Incentive Compensation Plan based on interpolations between the Commencement and Maximum Levels of achievement.” [Emphasis added.]

We neglected to include degree of difficulty estimates for the Long-Term Incentive Compensation award opportunities granted in 2008. We will use similar specific information regarding degree of difficulty and information about prior years’ attainment or lack of attainment of EPS performance goals for these award opportunities in future filings.

Securities and Exchange Commission

January 5, 2009

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In accordance with your request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact me at (904) 346-1468 if you have any questions.

Sincerely,

/s/ James G. Delfs
Senior Vice President, Finance and Chief Financial Officer